EX99.9
CERTIFICATE OF QUALIFIED PERSON
I, Jeffrey Volk, M.Sc. CPG, FAuslMM, as an author of this report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of August 2, 2023, do hereby certify that:
1.I am employed as Director, Reserves and Resources for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I graduated with a Master of Science degree in Structural Geology from the Washington State University in 1986. In addition, I have obtained a Bachelor of Arts degree in geology from the University of Vermont in 1983. I have over 34 years of operational and consulting experience and continuous employment in the minerals industry, specifically in mineral resource estimation, production geology, feasibility studies and economic evaluations. I am knowledgeable in all aspects of public reserve/resource disclosure and compliance. I have completed resource modeling, due diligence, acquisition and evaluations assignments for precious and base metals, platinum group metals, laterite and uranium in Russia and the Former Soviet Union, Australia, Africa, Peru, Philippines, Mexico, Chile and North America gained with Barrick Gold, SRK and Alamos Gold Inc.;
3.I am a fellow of the Society of Economic Geologists and a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG #CPG-10835 ). I am also a Fellow and Member of the Australian Institute of Mining and Metallurgy (FAusIMM #304113);
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have been an employee of Alamos since August, 2012;
6.I visited the Lynn Lake Project during 2015-2018 and most recently on September 24th to 27th, 2018;
7.I am the author of Section 14, and co-author of Sections 1, 25 and 26 of the NI 43‑101 report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada" with an effective date of August 2, 2023;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 22nd day of August, 2023
(Signed & Sealed) “Jeffrey Volk”
(Original signed)
Jeffrey Volk, M.Sc. CPG, FAuslMM